Exhibit 99.3

Ascendis Pharma A/S Reports Third Quarter 2016 Financial Results

- Phase 3 heiGHt Trial for TransCon Growth Hormone Enrolling Patients -

- Conference Call Today at 4:30 p.m. ET -

COPENHAGEN, Denmark, Nov. 30, 2016/ PR Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a biopharmaceutical company that utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases, today announced financial results for the three months ended September 30, 2016.

“The third quarter was productive and successful as we outlined our Vision 20/20 strategic roadmap, initiated the TransCon Growth Hormone Phase 3 heiGHt Trial, and announced two additional pipeline programs, TransCon Parathyroid Hormone (PTH) and TransCon C-Type Natriuretic Peptide (CNP),” commented Jan Mikkelsen, President and Chief Executive Officer. “We are extremely pleased with this progress as we work towards our goal to become a leading, integrated rare disease company with an initial focus on endocrinology.”

Recent Corporate Highlights

•	Initiated enrollment in the global Phase 3 heiGHt Trial of TransCon Growth Hormone in children with growth hormone deficiency (GHD)

•	Presented preclinical data at the company’s R&D Update in September related to two new endocrinology rare disease product candidates, TransCon PTH for hypoparathyroidism and TransCon CNP for achondroplasia

•	Presented four posters at the 55th Annual Meeting of the European Society of Paediatric Endocrinology (ESPE) in Paris supporting the attractive profile of TransCon Growth Hormone and the comparable safety, efficacy and tolerability demonstrated in a Phase 2 study in children with growth hormone deficiency compared to daily growth hormone

•	Completed an underwritten public offering of 7,177,667 American Depositary Shares (ADSs) resulting in net proceeds of approximately $127.4 million. Following the offering, Ascendis has approximately 32.4 million shares outstanding

Third Quarter Financial Results

For the third quarter of 2016, Ascendis Pharma reported a net loss of €18.3 million, or €0.72 per share (basic and diluted) compared to a net loss of €7.3 million, or €0.30 per share (basic and diluted) during the same period in 2015.

Research and development costs for the third quarter were €16.5 million compared to €8.0 million in the same period in 2015. Higher R&D costs in the 2016 quarter reflect an increase in manufacturing costs and clinical costs related to the company’s Phase 3 heiGHt Trial, as well as support for the company’s two new pipeline candidates, TransCon PTH and TransCon CNP.

General and administrative expenses for the third quarter were €2.6 million compared to €1.4 million in the same period in 2015. The increase is primarily due to an increase in administrative personnel to respond to increasing compliance requirements of operating as a publicly traded company.

As of September 30, 2016, the company had cash and cash equivalents of €74.5 million compared to €90.8 million as of June 30, 2016.

Conference Call and Webcast information

Ascendis Pharma will host a conference call and webcast today at 4:30 p.m. ET to discuss its third quarter 2016 financial results. Telephone numbers for the live conference call are (844) 290-3904 (United States) and (574) 990-1036 (International). The access code for all callers is 19791672. The webcast can be accessed on the Investors & News section of the Ascendis Pharma website at www.ascendispharma.com, and will be available for replay until December 30, 2016.

About Ascendis Pharma A/S

Ascendis Pharma is applying the TransCon technology platform to build a leading rare disease commercial company. The company utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases by improving clinically validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience.

Ascendis Pharma has a wholly-owned pipeline of rare disease endocrinology programs, including once-weekly TransCon Growth Hormone, which is currently being evaluated in the Phase 3 heiGHt Trial for children with growth hormone deficiency (GHD), TransCon PTH, a long-acting prodrug of parathyroid hormone for hypoparathyroidism, and TransCon CNP, a long-acting prodrug of C-Type Natriuretic Peptide for achondroplasia. Additionally, Ascendis Pharma has multi-product collaborations with Sanofi in diabetes and Genentech in the field of ophthalmology.

For more information, please visit www.ascendispharma.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) our product pipeline, (ii) our potential to become a leading, integrated rare disease company, (iii) whether TransCon Growth Hormone’s Phase 2 study results are indicative of its safety, efficacy and tolerability profile, (iv) our ability to apply the TransCon technology platform to build a leading rare disease commercial company, and (v) our expectations regarding our ability to create therapies with potential for best-in-class efficacy, safety and/or convenience. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen safety or efficacy results in our TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug; for planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including our Report on Form 6-K filed with the SEC on October 18, 2016. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (loss)

(In EUR’000s, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenue	1,169	2,117	3,563	6,141
Research and development costs	(16,510)	(8,038)	(46,031)	(28,013)
General and administrative expenses	(2,641)	(1,396)	(8,218)	(5,945)

Operating profit / (loss)	(17,982)	(7,317)	(50,686)	(27,817)

Finance income	18	126	1,491	9,266
Finance expenses	(347)	(279)	(3,111)	(2,774)

Profit / (loss) before tax	(18,311)	(7,470)	(52,306)	(21,325)

Tax on profit / (loss) for the period	57	160	249	398

Net profit / (loss) for the period	(18,254)	(7,310)	(52,057)	(20,927)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(1)	5	6	(13)

Other comprehensive income / (loss) for the period, net of tax	(1)	5	6	(13)

Total comprehensive income / (loss) for the period, net of tax	(18,255)	(7,305)	(52,051)	(20,940)

Profit / (loss) for the period attributable to owners of the Company	(18,254)	(7,310)	(52,057)	(20,927)
Total comprehensive income / (loss) for the period attributable to owners of the Company	(18,255)	(7,305)	(52,051)	(20,940)

	EUR	EUR	EUR	EUR
Basic earnings / (loss) per share	(0.72)	(0.30)	(2.07)	(0.90)
Diluted earnings / (loss) per share	(0.72)	(0.30)	(2.07)	(0.90)

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

(In EUR’000s)

	September 30,	December 31,
	2016	2015
Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	2,422	2,355
Deposits	265	270

	6,182	6,120

Current assets
Trade receivables	419	1,064
Other receivables	1,872	338
Prepayments	2,475	3,819
Income taxes receivable	1,279	784
Cash and cash equivalents	74,525	119,649

	80,570	125,654

Total assets	86,752	131,774

Equity and liabilities
Equity
Share capital	3,385	3,374
Other reserves	11,167	5,678
Retained earnings	59,849	111,277

Total equity	74,401	120,329

Current liabilities
Trade payables and other payables	11,396	8,373
Deferred income	838	3,072
Income taxes payable	117	—

	12,351	11,445

Total liabilities	12,351	11,445

Total equity and liabilities	86,752	131,774

Internal contact:	Investor contact:	Media contact:

Scott T. Smith	Patti Bank	Ami Knoefler
Chief Financial Officer	Westwicke Partners	SparkBioComm
(650) 352-8389	(415) 513-1284	(650) 739-9952
ir@ascendispharma.com	patti.bank@westwicke.com	ami@sparkbiocomm.com

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